Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 1 / 6 Announcement Summary Name of entity JAMES HARDIE INDUSTRIES PLC Announcement type Update announcement Type of update Date of this announcement 18/9/2024 Reason for update Final buy-back notification ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 The type of buy-back is: Total number of +securities bought back 8,720,069 Total consideration paid or payable for the securities AUD 452,106,968.00000 Refer to next page for full details of the announcement On market buy-back Final buy-back notification Exhibit 99.16

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our buy-back. 1.2 Registration number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.4a Type of update 1.4b Reason for update Final buy-back notification 1.4c Date of initial notification of buy-back 9/11/2023 1.4d Date of previous announcement to this update 18/9/2024 1.5 Date of this announcement 18/9/2024 1.6 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 Final buy-back notification Update/amendment to previous announcement

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 3 / 6 Part 2 - Type of buy-back 2.1 The type of buy-back is: On market buy-back

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 4 / 6 Part 3 - Buy-back details Part 3A - Details of +securities, price and reason 3A.1 Total number of +securities on issue in the class of +securities to be bought back 433,801,115 3A.4 Does the entity intend to buy back a minimum number of +securities 3A.5 Does the entity intend to buy back a maximum number of securities 3A.5a Maximum number of securities proposed to be bought back 9,031,829 3A.6 Name of broker or brokers who will offer to buy back +securities on the entity's behalf Broker name: Barrenjoey Markets Pty Limited 3A.9 Are the +securities being bought back for a cash consideration? 3A.9a Is the price to be paid for +securities bought back known? 3A.9a.1 In what currency will the buy-back consideration be paid? AUD - Australian Dollar Part 3B - Buy-back restrictions and conditions 3B.1 Does the buy-back require security holder approval? No No Yes Yes No

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 5 / 6 Part 3C - Key dates On-market buy-back 3C.2 Proposed buy-back start date 13/11/2023 3C.3 Proposed buy-back end date 31/10/2024 Part 3D - Other Information 3D.1 Any other information the entity wishes to notify to ASX about the buy-back JH intends to buy back up to an aggregate total of US$300m of its shares/CUFS (approx. US$225m already purchased and US$150m cancelled with US$75m to be cancelled by 24 June 2024). Based on a closing market price on ASX of A$46.83 and an A$/US$ exchange rate of 0.6668 (at 21 June 2024) equating to a max of 2,401,826 ordinary shares/CUFS, a buy-back total of US$75m. The final max number of shares/CUFS will depend on market price and exchange rate movements over the buy-back period.

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 6 / 6 Part 5 - Final buy-back notification For on-market buy-backs, a final buy-back notification must be submitted at least half an hour before the commencement of trading on the business day after the company buys back the maximum number of securities that it wanted or the company decides it will stop buying back securities. For equal access buy-back schemes, a final buy-back notification must be submitted no later than five business days after the buy-back offer closing date. For employee share scheme buybacks, selective buy-backs and other buy-backs, a final buy-back notification must be submitted by no later than five business days after the completion of the buy-back. 5.1 Total number of +securities bought back 8,720,069 5.2 Total consideration paid or payable for the securities AUD 452,106,968.00000 5.3 Highest price paid AUD 63.09000000 5.4 Date highest price was paid 8/3/2024 5.5 Lowest price paid AUD 45.74000000 5.6 Date lowest price was paid 14/11/2023